UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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11018501

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.

SEC FILE NUMBER
8 - 46718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EATON PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 ROWAYTON AVENUE
(No. And Street)

ROWAYTON, (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAWN RINALDI (203) 831-2970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/31/2011

OATH OR AFFIRMATION

I, DAWN RINALDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EATON PARTNERS, LLC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Dawn Rinaldi
Signature

CHIEF OPERATING OFFICER
Title

Deanne Erickson
Notary Public
My commission expires 8/31/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Eaton Partners, LLC and Subsidiaries:

We have audited the accompanying statement of financial condition of Eaton Partners, LLC and Subsidiaries (F/K/A C.P. Eaton Partners, LLC and Subsidiaries) (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eaton Partners, LLC and Subsidiaries as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 23, 2011

EATON PARTNERS, LLC & SUBSIDIARIES
(F/K/A C.P. EATON PARTNERS, LLC & SUBSIDIARIES)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,304,607
Fees receivable (net of allowance for doubtful accounts of $2,164,847)	28,937,783
Property and equipment (net of accumulated depreciation of $409,022)	623,157
Other assets	873,967
TOTAL ASSETS	$ 31,739,514

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 136,865
Accrued expenses	675,610
Interest of minority partners in EP LLP	3,878
Commissions payable	9,978,411
TOTAL LIABILITIES	10,794,764
Members' capital	20,944,750
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 31,739,514

The accompanying notes are an integral part of this consolidated statement of financial condition.

EATON PARTNERS, LLC & SUBSIDIARIES
(F/K/A C.P. EATON PARTNERS, LLC & SUBSIDIARIES)
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND BUSINESS

Eaton Partners, LLC ("Eaton Partners") formerly known as C.P. Eaton Partners, LLC is a limited liability company established in the State of Connecticut. Eaton Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Eaton Partners' business activities include raising capital from institutional investors for investment funds or advisors and consulting services to Registered Investment Advisors. Eaton Partners operates from offices in Connecticut, California, Texas and China.

CPE (LTD) Limited ("CPE (LTD)") is a wholly owned Subsidiary of Eaton Partners. CPE (LTD) is a private limited company incorporated under the laws of the United Kingdom with an office in London, England. CPE (LTD) was formed to establish a European presence to further market the activities of Eaton Partners.

On February 1, 2008, CPE (LTD) formed Eaton Partners (UK) LLP ("EP LLP") formerly known as C.P. Eaton Partners (UK) LLP to conduct its operations in London, England, CPE (LTD) owns 95% of the partnership interest in EP LLP and the balance of 5% to minority partners. EP LLP is registered with the Financial Services Authority (the "FSA"). Eaton Partners, CPE (LTD) and EP LLP are herein referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates include assessing the collectability of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Translation of Foreign Financial Statements

The assets and liabilities of the CPE (LTD) and EP LLP are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition. Revenues and expenses are translated into U.S. dollars at the average of the rates prevailing during the period. Adjustments resulting from translating foreign functional currency financial statements are reported as foreign currency translation in the consolidated statement of income.

Minority Interest

The percentage of the Company owned by third parties is presented as interest of minority partners in EP LLP on the consolidated statement of Financial Condition and was $3,878 as of December 31, 2010. Net income or loss is allocated to the minority partners of EP LLP in accordance with a service agreement between Eaton Partners and EP LLP.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 2010, the Company had cash and cash equivalent balances at two major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Income Taxes

Eaton Partners is a Limited Liability Corporation for U.S. federal and state income tax reporting as such, the members are responsible for the payment of income taxes. Eaton Partners uses the cash method for income tax reporting and the accrual basis for financial reporting. The Company's China division is subject to certain local taxes. CPE (LTD) is a limited company and is subject to certain taxes based on income in accordance with laws of the United Kingdom. The members of EP LLP are responsible for the payment of income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Life of lease
Furniture and fixtures	7 years
Office equipment	5 years
Computer hardware and software	3 years

NOTE 3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company (Net of bad debt) as follows:

2011	$ 18,124,074
2012	4,784,910
2013	2,375,522
2014	1,153,277
2015	2,500,000
	$ 28,937,783

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2010, $9,972,864 of fees receivable have been included in the computation of net capital.

The Company performs periodic credit evaluations of its client's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. To date, such losses, if any, have been within management's expectations. At December 31, 2010 an allowance of $2,164,847 for doubtful accounts was established.

NOTE 4. PROPERTY AND EQUIPMENT

At December 31, 2010, property and equipment consists of the following:

Leasehold improvement	$ 474,920
Furniture & fixtures	220,028
Computer hardware	169,301
Computer software	94,229
Office equipment	73,294
Total	1,031,772
Less accumulated amortization & depreciation	(408,615)
	$ 623,157

Depreciation expense for the year ended December 31, 2010 was $194,418.

NOTE 5. COMMISSIONS PAYABLE

Eaton Partners has commission arrangements with former members, employees and outside consultants (the "Economic Partners"). The arrangements provide for payments to be made to the Economic Partners when and if Eaton Partners receives payment from the associated clients. As of December 31, 2010, commission payable amounted to $9,978,411.

Commissions payable are due to be paid, subject to collection by Eaton Partners of the related fee receivables, as follows:

2011	$ 7,385,142
2012	932,375
2013	267,620
2014	114,195
2015	1,279,079
	$ 9,978,411

The following is a reconciliation from commission payable balance on the consolidated statement of financial condition to the commission payable used in the computation of net capital:

Commission Payable	$ 9,978,411
Cash collection of fees receivable not remitted to Economic Partners as of December 31, 2010	(5,547)
Commission payable used in the computation of net capital	$ 9,972,864

NOTE 6. COMMITMENTS

Bank Credit Line

Eaton Partners is a guarantor to a line of credit in the amount of $3,500,000 with a bank, whereby members personally may borrow directly from the bank and Eaton Partners will fully guaranty such borrowings. The borrowings are used to fund the borrowing members' capital contributions and payments of overhead and other capital expenditures. The loan is fully collateralized by first priority perfected security interest in all present and future accounts receivable, inventory and personal property of Eaton Partners. Eaton Partners obligation to maintain this credit line continues through September 1, 2011. The principal amount owed by the designated borrowing members as of December 31, 2010 was $2,904,862.

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

2011	$ 1,173,226
2012	740,297
2013	600,822
2014	573,581
2015	563,661
Thereafter	898,123
	$ 4,549,710

Related rent expense was $990,406 for the year ended December 31, 2010 net of rental income of $78,000.

NOTE 7. RELATED PARTY TRANSACTION

Eaton Partners and EP LLP have entered into a service agreement dated September 23, 2009 (the "Service Agreement") whereby an amount equal to 102% of the standard operating budget will be paid by Eaton Partners to EP LLP for the services provided by EP LLP under the Service Agreement. The operating budget will be agreed for the year and revised by agreement between EP LLP and Eaton Partners from time to time during each year. The operating budget includes any agreed monthly drawings of members of EP LLP and the cost of any benefits which EP LLP agrees to provide to its members pursuant to the Service Agreement. During 2010, Eaton Partners has incurred a charge of $3,173,258 for the services provided under the Service Agreement which is included in general and administrative expenses on the accompanying consolidated statement of income.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, Eaton Partners is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. Eaton Partners has elected to use the alternative method permitted by the Rule, which requires Eaton Partners to maintain minimum net capital equal to $250,000. At December 31, 2010, Eaton Partners had net capital of $326,420 which was $76,420 in excess of its requirement.

NOTE 9. CONCENTRATION

For the year ended December 31, 2010, three clients accounted for 19%, 18%, and 17%, for an aggregate of 54%, of fee income. Three clients accounted for 24%, 12% and 12%, for an aggregate of approximately 48%, of fee receivables at December 31, 2010.

NOTE 10. CONSOLIDATED SUBSIDIARIES

The following is a summary of the financial information of CPE (LTD):

Total assets	$ 810,863
Shareholder's capital	303,184

CPE (LTD) shareholder's capital is not included as capital for purposes of calculating Eaton Partners' net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

During 2010 EP LLP incurred $1,219,587 in administrative expenses which are included in general and administrative expenses in the accompanying consolidated statement of income.

NOTE 11. EMPLOYEE BENEFIT PLAN

Eaton Partners established a Profit Sharing Plan (the "Plan") under Section 401 (k) of the Internal Revenue Code in which all salaried employees may participate. Employees can make contributions to the Plan subject to certain limitations. There is no requirement for Eaton Partners to contribute to the Plan. Eaton Partners made a contribution of $60,220 for the year ended December 31, 2010.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were available to be issued. Eaton Partners made distributions and other payments to members of $1,146,897 subsequent to December 31, 2010.

On January 13, 2011, Eaton Partners formed Eaton China Investment Consulting (Shanghai) Co., Ltd, a wholly foreign owned enterprise (WFOE), to engage activities directly with Chinese RMB funds in Shanghai, China. On January 26, 2011, Eaton Partners formed Eaton Partners Advisors (HK) Limited, a private limited company incorporated in Hong Kong, China.